EXHIBIT 1

EXPORT DEVELOPMENT CANADA

SUPPLEMENTAL INFORMATION

Export Development Canada (“EDC” or the “Corporation”) offers a variety of services designed to assist Canadian exporters, small or large, which have a competitive product or service in terms of price, quality, delivery and after-sales service, whatever the size of the transaction. To the greatest extent possible, given its corporate purpose of providing and encouraging financial assistance in support of Canada’s export trade, EDC operates on a financially self-sustaining basis in accordance with commercial principles.

Crown Corporation Status

EDC is an agent of Her Majesty in right of Canada and is a Crown corporation whose shares may be owned only by Canada. Crown corporations are established by the Parliament of Canada for many purposes, including the administering and managing of public services in which business enterprise and public accountability must be combined. EDC is accountable for its affairs to Parliament through the Minister for International Trade. EDC was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada.

Financial Administration Act

The Financial Administration Act establishes a basic system of financial and budgetary controls for federal government departments and Crown corporations. EDC is governed by the Act and by general provisions of the Financial Administration Act in respect of management, books of account, records, auditing and reporting. Under the Financial Administration Act, the Governor in Council may give directives to Crown corporations, when in the public interest to do so, and the directors of a Crown corporation who are given a directive must implement the directive in a prompt and efficient manner.

Under the Financial Administration Act, EDC must submit a corporate plan to the Minister for International Trade for the approval of the Governor in Council on the recommendation of the Minister for International Trade, the Minister of Finance, and the Treasury Board. Following approval, a summary is laid before Parliament by the Minister for International Trade, after which time the summary becomes a publicly available document. The corporate plan sets out information according to the major businesses and activities of the Corporation and includes both an operating budget and capital budget dealing with the financial operations of EDC for the next EDC fiscal year.

The Financial Administration Act also requires that EDC’s annual financial statements be prepared in accordance with generally accepted accounting principles in Canada and that an annual auditor’s report be prepared in respect of, inter alia, EDC’s financial statements. The auditor’s report is addressed to the Minister for International Trade. EDC is ultimately accountable to Parliament. An annual report (“Annual Report”) on EDC’s operations for the past year, including the annual financial statements and auditor’s report, must be submitted inter alia to the Minister for International Trade. The Annual Report is referred for detailed consideration to the Committee of Parliament which has been designated or established to review matters relating to the business and activities of EDC. The 2002 Annual Report was referred to the Standing Committee on Foreign Affairs and International Trade.

Generally Accepted Accounting Principles

EDC’s financial statements are prepared by Management in accordance with accounting principles generally accepted in Canada, consistently applied. The integrity and objectivity of the data in the financial statements are Management’s responsibility.

FUNDING AND CASH MANAGEMENT ACTIVITIES

Authority to Borrow

EDC may, pursuant to a standing resolution of the Board of Directors and with the approval of the Minister of Finance of Canada, borrow money by any means, including issuing and selling bonds, debentures, notes and other evidences of indebtedness. In addition, the Minister of Finance may, at the request of EDC, lend money to EDC out of the Consolidated Revenue Fund on such terms and conditions as are fixed by the Minister.

Funding Policy and Practice

It is anticipated that undisbursed commitments under signed loan agreements will be disbursed as delivery of goods and services or progress on projects is achieved, the average period of disbursement being typically three years. The Corporation expects to fund these commitments near the time of disbursement by issuing principally debt instruments in international capital markets at commercial rates of interest, while generally attempting to match debt maturities and currencies with those of its loans at the time of commitment. As a result of the above funding practice, EDC cannot determine the cost of funding its loans at the time of commitment.

Funding Experience

Prior to 1972, all EDC cash requirements were funded from the Consolidated Revenue Fund. In 1972, EDC began issuing short term notes in the Canadian money market, in 1979, U.S. dollar short term notes in the United States money market, in 1985, Euro-Treasury notes in Europe, and in 1988, Registered Claims in Europe. In 1997, EDC launched a European commercial paper program which replaced the Registered Claims program. In addition to issuing short term notes, EDC also maintains lines of credit and overdraft facilities with various financial institutions. As a matter of policy, EDC’s short term borrowings may not exceed an amount determined by a formula approved by the Minister of Finance. During the year ended December 31, 2002, the limit for short term borrowing was USD 3.0 billion.

In 1976, EDC began a program of capital market borrowings. Since then medium and long-term notes have been issued in Canadian, United States, European and Far Eastern capital markets. At December 31, 2002, EDC has outstanding borrowings in the medium and long-term private and public capital markets of approximately CAD 16.9 billion.

Borrowing Limits

EDC’s borrowings are limited to an amount equal to fifteen times the aggregate of its paid-in capital from time to time and the retained earnings, if any, determined in accordance with the most recently audited financial statements. At December 31, 2002, this limit was CAD 30.8 billion, with EDC’s outstanding borrowings equal to CAD 20.8 billion.

Debt Record

EDC has always paid promptly, when due, the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee.

Cash Management Activities

Cash balances are maintained in the form of interest bearing bank deposits. Surplus funds are invested in securities in accordance with conditions as prescribed by the Minister of Finance. At December 31, 2002, cash and cash equivalents amounted to CAD 271 million and marketable securities amounted to CAD 2,553 million.

EXPORT DEVELOPMENT PROGRAMS

Financing Services

EDC provides basic types of financing services in support of Canadian exports of goods and services, including loans, lines of credit, and buyer credits such as note purchase transactions.

The most frequently used facility is medium and long-term fixed and/or floating rate loans to foreign borrowers either by separate loan agreements or by allocations under lines of credit. A loan by EDC is a financing agreement in respect of a transaction where the terms of the financing have been agreed upon between EDC and the foreign borrower; lines of credit are facilities whereby a borrower agrees to borrow from EDC for a multiplicity of transactions for which the Canadian supplier(s) and/or the foreign buyer(s) may not have been determined at the time of the conclusion of the loan agreement. Under each of these types of facilities, the funds are typically disbursed directly to Canadian exporters on behalf of the borrower, in effect providing the exporter with cash sales. Foreign borrowers include foreign governments, governmental agencies and central banks, as well as private corporations and banks.

EDC also offers other facilities such as loan guarantees under which it can provide cover to banks, financial institutions and Government entities providing loans to buyers of Canadian goods and services.

Through EDC’s membership in the International Union of Credit and Investment Insurers (Berne Union), and indirectly through Canada’s membership in organizations such as the Organization for Economic Cooperation and Development, the International Bank for Reconstruction and Development and the International Monetary Fund, EDC exchanges international financial and credit information.

Contingent Liability Programs

Insurance facilities

EDC offers insurance against various political and commercial risks of loss under or in respect of export transactions. Generally the risks insured are: non-payment arising from insolvency or default of the buyer, repudiation or termination of the contract by the buyer, currency transfer and conversion restrictions, war or revolution, and cancellation or non-renewal of export or import permits. EDC usually issues its policies on a co-insurance basis, with EDC generally assuming 90% of the risk and the policyholder 10%. In some cases EDC assumes 100% of the risk.

Almost any kind of transaction involving the export of goods or services may be insured. Insurance is available to cover sales of general commodities and services normally made on short term credit of up to 180 days, and capital goods and services made on medium term credit of up to five years.

Guarantee facilities

Where deferred payment terms require credit facilities, EDC, in addition to insurance, offers guarantees to banks or other lenders who agree to provide financing. EDC provides up to 100% guarantees to banks and financial institutions without recourse to them or to the exporter in order to facilitate the exporter’s banking arrangements.

EDC also issues performance or bid bonds directly and issues guarantees to banks or other insurers issuing performance and bid securities. These bonds and guarantees are issued subject to recourse to the exporter according to the terms of an indemnity agreement.

Other Facilities for Financial Institutions

Where export insurance is involved, EDC will agree to pay any proceeds payable under an exporter’s policy to a bank or other financial organization providing financing in respect of the sale. EDC insurance protection for exporters can also be assigned directly to a bank or financial institution which agrees to purchase an insured foreign receivable from an exporter. The financial institution’s recourse to the exporter will be restricted to the uninsured portion of the account and the amount of any unpaid post maturity interest thereon.

Political Risk Insurance

A contract of political risk insurance may be issued in respect of an investment in a foreign country which will provide economic advantages to Canada and will contribute to the economic growth and development of the country in which it is made. The program covers virtually all forms of foreign investment including investments made through a related company based in Canada, the host country or a third country. EDC’s political risk insurance covers three broad political risks: expropriation, transfer and convertibility, (inability to repatriate earnings or capital) and political violence (including war, revolution). The period of coverage is normally restricted to a maximum of 15 years. The investor is normally required to assume some of the risk, and contracts do not cover commercial risks which can be insured with private insurers.